UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TubeMogul, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

898570 10 6

(CUSIP Number)

NINA C. LABATT

TRINITY VENTURES

2480 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Trinity TVL X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by Trinity TVL X, LLC (“Trinity TVL X”), Trinity Ventures X, L.P. (“Trinity X”), Trinity X Entrepreneurs’ Fund, L.P. (“Trinity EF X”), Trinity X Side-By-Side Fund, L.P. (“Trinity SBS X”), TVL Management Corporation (“TVL Management,” together with Trinity TVL X, Trinity X, Trinity EF X and Trinity SBS X, collectively, the “Trinity Entities”) and Lawrence K. Orr (“Orr”), Noel J. Fenton (“Fenton”), Augustus O. Tai (“Tai”), Fred Wang (“Wang”), Patricia Nakache (“Nakache”), Ajay Chopra (“Chopra”), Karan Mehandru (“Mehandru”), Daniel Scholnick (“Scholnick”) and Nina C. Labatt (“Labatt”), (together with the Trinity Entities and Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick and Labatt, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Trinity Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Trinity X Entrepreneurs’ Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Trinity X Side-By-Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons TVL Management Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Lawrence K. Orr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Noel J. Fenton
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Augustus O. Tai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Fred Wang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Patricia Nakache
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Ajay Chopra
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Karan Mehandru
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Daniel Scholnick
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No. 898570 10 6	13D

1.	Name of Reporting Persons Nina C. Labatt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,594,022 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,594,022 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,594,022 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 6,494,443 shares held by Trinity X, (ii) 62,802 shares held by Trinity EF X and (iii) 36,777 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. The Reporting Persons disclaim beneficial ownership in the shares held by the aforementioned entities except to the extent of his, her or its pecuniary interest therein.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on July 23, 2014 as described in Item 3 below.

Item 1. Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of TubeMogul, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 1250 53rd Street, Suite 6, Emeryville, California 94608.

Item 2. Identity and Background

(a)	The persons and entities filing this statement are Trinity TVL X, LLC (“Trinity TVL X”), Trinity Ventures X, L.P. (“Trinity X”), Trinity X Entrepreneurs’ Fund, L.P. (“Trinity EF X”), Trinity X Side-By-Side Fund, L.P. (“Trinity SBS X”), TVL Management Corporation (“TVL Management,” together with Trinity TVL X, Trinity X, Trinity EF X and Trinity SBS X, collectively, the “Trinity Entities”) and Lawrence K. Orr (“Orr”), Noel J. Fenton (“Fenton”), Augustus O. Tai (“Tai”), Fred Wang (“Wang”), Patricia Nakache (“Nakache”), Ajay Chopra (“Chopra”), Karan Mehandru (“Mehandru”), Daniel Scholnick (“Scholnick”) and Nina C. Labatt (“Labatt”), (together with the Trinity Entities and Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick and Labatt, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Orr, Fenton, Tai, Wang, Nakache, Chopra, Scholnick, Labatt are citizens of the United States of America. Mehandru is a citizen of Canada. TVL Management is a California corporation. Trinity TVL X, Trinity X, Trinity EF X and Trinity SBS X are Delaware limited partnerships or limited liability companies.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Trinity TVL X (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

On July 17, 2014, the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering of its Common Stock was declared effective by the SEC. The closing of the offering took place on July 23, 2014, and at such closing Trinity X, Trinity EF X and Trinity SBS X purchased an aggregate of 700,000 shares of Common Stock at the initial public offering price of $7.00 per share, for a total purchase price of $4,900,000 (the “Shares”). The funds used by Trinity X, Trinity EF X and Trinity SBS X to acquire the securities described herein were obtained from capital contributions by their partners.

Item 4. Purpose of Transaction

Trinity X, Trinity EF X and Trinity SBS X purchased the Shares for investment purposes with the aim of increasing the value of its investments and the Issuer.

Chopra is a member of the Board of Directors of the Issuer and also serves as a management member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (3)
Trinity X	6,494,443	0	6,594,022	0	6,594,022	6,594,022	22.3%
Trinity EF X	62,802	0	6,594,022	0	6,594,022	6,594,022	22.3%
Trinity SBS X	36,777	0	6,594,022	0	6,594,022	6,594,022	22.3%
Trinity TVL X (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
TVL Management (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Orr (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Fenton (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Tai (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Wang (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Nakache (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Chopra (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Mehandru (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Scholnick (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%
Labatt (2)	0	0	6,594,022	0	6,594,022	6,594,022	22.3%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. Trinity TVL X, Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 29,623,316 shares of the Common Stock outstanding as of July 23, 2014, as reported by the Issuer to the Reporting Persons.

The information provided in Item 3 is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights

Certain stockholders of the Issuer, including the Trinity Entities, holding approximately 15,510,330 shares (the “Registrable Securities”) of the Issuer’s common stock (collectively, the “Holders”) are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in an amended and restated investor rights agreement dated as of December 10, 2012, as amended (the “IRA”), and are described in additional detail below. The registration rights provided for in the IRA will expire on July 23, 2019 with respect to all Holders, or, with respect to any particular Holder, when such Holder is able to sell all of its shares in a three-month period without registration pursuant to Rule 144 under the Securities Act, provided that the Holder holds Registrable Securities constituting less than 1% of the Issuer’s outstanding voting stock.

Subject to certain conditions, the Issuer will pay the registration expenses of the Holders incurred in connection with the registrations described below, including up to $25,000 for the reasonable fees and disbursements of one counsel for the Holders. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such Holders may include in the offering.

Demand Registration Rights

The Holders are entitled to certain demand registration rights. At any time, Holders holding at least 20% of the shares subject to the registration rights can, on not more than two occasions, request that the Issuer register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price of at least $10 million. If the Issuer determines that it would be seriously detrimental to its stockholders to effect such a demand registration, the Issuer has the right to defer such registration, not more than twice in any one-year period, for a period of up to 120 days.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act, in connection with the public offering of such securities solely for cash, the Holders will be entitled to certain “piggyback” registration rights allowing the Holders to include their shares in such registration, subject to certain marketing and other limitations.

S-3 Registration Rights

At any time that the Issuer is eligible to file a short-form registration statement on Form S-3, the Holders may make a written request that the Issuer register their shares on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $1 million. The Holders may make an unlimited number of requests for registration on Form S-3; provided, however, the Issuer will not be required to effect a registration on Form S-3 if (i) it has effected one such registration within the preceding twelve-month period; (ii) it has effected a registration of securities in connection with a public offering within the preceding 180 day period; (iii) Form S-3 is not available for such offering by such Holders; or (iv) it determines that it would be seriously detrimental to its stockholders to effect such a Form S-3 registration, in which case the Issuer has the right to defer such registration for not more than 120 days from the date of request, provided that it has not utilized this right more than once in any 12-month period.

Lock-up Agreement

The Trinity Entities and Chopra, along with all of the Issuer’s officers and directors and holders of substantially all the Issuer’s capital stock and securities convertible into or exchangeable for capital stock immediately prior to the completion of the IPO have entered into agreements (the “Lock-up Agreements”) with the underwriters for the IPO providing that, subject to certain exceptions, for a period of 180 days after July 17, 2014, they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares or any securities convertible into or exchangeable or exercisable for shares of the Issuer’s capital stock or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, any of the economic consequences of ownership of the securities. Exceptions to these restrictions include transfers (i) as bona fide gifts, (ii) by will or intestate succession, (iii) to a trust for the benefit of the security holder or such holder’s immediate family, (iv) from a business entity to an affiliated business entity or to its equity holders, (v) upon receipt of shares of common stock of the company resulting from the exercise or vesting of warrants or equity awards, including transfers to the Issuer for the payment of taxes due as a result of such vesting or exercise, (vi) pursuant to a company repurchase of shares of common stock issued pursuant to an employee benefit plan, (vii) in connection with a change of control, (xiii) by operation of law or (ix) court order. The foregoing permitted transfers are generally subject to the delivery of a lock-up agreement by the acquiror of the shares and include limitations on transfers for value. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

The foregoing description of the terms of the IRA and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the IRA and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Amended and Restated Investor Rights Agreement, as amended (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194817), filed with the SEC on March 26, 2014.

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194817), filed with the SEC on July 7, 2014.

C.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014

TRINITY TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY VENTURES X, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY X ENTREPRENEURS’ FUND, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY X SIDE-BY-SIDE FUND, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TVL MANAGEMENT CORPORATION

By:	/s/ Nina C. Labatt
Nina C. Labatt, its Chief Financial Officer

/s/ Lawrence K. Orr
Lawrence K. Orr

/s/ Noel J. Fenton
Noel J. Fenton

/s/ Augustus O. Tai
Augustus O. Tai

/s/ Fred Wang
Fred Wang

/s/ Patricia Nakache
Patricia Nakache

/s/ Ajay Chopra
Ajay Chopra

/s/ Karan Mehandru
Karan Mehandru

/s/ Daniel Scholnick
Daniel Scholnick

/s/ Nina C. Labatt
Nina C. Labatt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managing Members:

Lawrence K. Orr

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

Noel J. Fenton

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

Augustus O. Tai

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

Fred Wang

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

Patricia Nakache

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

Ajay Chopra

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

Karan Mehandru

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    Canada

Daniel Scholnick

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

Nina C. Labatt

c/o Trinity Ventures

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation:

    Management Member of Trinity TVL X, which serves as the sole general partner to Trinity X, Trinity EF X and Trinity SBS X.

Citizenship:

    United States of America

EXHIBIT INDEX

A.	Amended and Restated Investor Rights Agreement, as amended (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194817), filed with the SEC on March 26, 2014.

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194817), filed with the SEC on July 7, 2014.

C.	Agreement regarding filing of joint Schedule 13D.